CUSIP No. 404172108	Page 1 of 27 Pages

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Amendment No. 12

Under the Securities Exchange Act of 1934

HF Financial Corp.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

404172108
(CUSIP Number)

Mr. John Palmer
PL Capital, LLC
47 E. Chicago Ave.
Suite 328
Naperville, IL 60540
630-848-1340
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 16, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

CUSIP No. 404172108	Page 2 of 27 Pages

1		NAME OF REPORTING PERSON Financial Edge Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 404172108	Page 3 of 27 Pages

1		NAME OF REPORTING PERSON Financial Edge—Strategic Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 404172108	Page 4 of 27 Pages

1		NAME OF REPORTING PERSON Goodbody/PL Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 404172108	Page 5 of 27 Pages

1		NAME OF REPORTING PERSON PL Capital/Focused Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 404172108	Page 6 of 27 Pages

1		NAME OF REPORTING PERSON PL Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 404172108	Page 7 of 27 Pages

1		NAME OF REPORTING PERSON PL Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 404172108	Page 8 of 27 Pages

1		NAME OF REPORTING PERSON Goodbody/PL Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 404172108	Page 9 of 27 Pages

1		NAME OF REPORTING PERSON John W. Palmer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 404172108	Page 10 of 27 Pages

1		NAME OF REPORTING PERSON Richard J. Lashley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 404172108	Page 11 of 27 Pages

1		NAME OF REPORTING PERSON Lashley Family 2012 Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 404172108	Page 12 of 27 Pages

1		NAME OF REPORTING PERSON Lashley Family 2011 Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 404172108	Page 13 of 27 Pages

1		NAME OF REPORTING PERSON Beth R. Lashley, Trustee for the Lashley Family 2011 Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 404172108	Page 14 of 27 Pages

1		NAME OF REPORTING PERSON Robin Lashley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 404172108	Page 15 of 27 Pages

1	NAME OF REPORTING PERSON Irving A. Smokler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 404172108	Page 16 of 27 Pages

1	NAME OF REPORTING PERSON Albernet OU
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, BK, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Estonia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 404172108	Page 17 of 27 Pages

Explanatory Note

            With this amendment, the PL Capital Group (as defined below) is amending the disclosures to report that it no longer holds more than 5% of the Common Stock (as defined below) of HF Financial Corp.  So, upon the filing of this amendment, the PL Capital Group, and each person that comprises the PL Capital Group, will cease to be a reporting person with regard to the Common Stock.

Item 1.	Security and Issuer

This Amended Schedule 13D relates to the common stock, $0.01 par value (“Common Stock”), of HF Financial Corp. (the “Company” or “HF Financial”).  The address of the principal executive offices of the Company is 225 South Main Avenue, Sioux Falls, South Dakota 57104.

Item 2.	Identity and Background

This Amended Schedule 13D is being filed jointly by the parties identified below.  The parties identified in the list below constitute the “PL Capital Group.”

•	Financial Edge Fund, L.P., a Delaware limited partnership (“Financial Edge Fund”).

•	Financial Edge-Strategic Fund, L.P., a Delaware limited partnership (“Financial Edge Strategic”).

•	PL Capital/Focused Fund, L.P., a Delaware limited partnership (“Focused Fund”).

•	PL Capital, LLC, a Delaware limited liability company and General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund, and advisor to Albernet OU (“PL Capital”).

•	PL Capital Advisors, LLC, a Delaware limited liability company and investment advisor to Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL Capital, L.P. (“PL Capital Advisors”).

•	Goodbody/PL Capital, L.P., a Delaware limited partnership (“Goodbody/PL LP”).

•	Goodbody/PL Capital, LLC, a Delaware limited liability company and General Partner of Goodbody/PL LP (“Goodbody/PL LLC”).

•	John W. Palmer and Richard J. Lashley, Managing Members of PL Capital, PL Capital Advisors and Goodbody/PL LLC.

•	John W. Palmer as an individual, including shares held in his Individual Retirement Account (IRA).

•	Richard J. Lashley as an individual, including shares held in his IRA; as holder of certain discretionary authority over an account held by Dr. Robin Lashley, his sister; and trustee of the Lashley Family 2012 Trust.

•	Lashley Family 2011 Trust, a New Jersey irrevocable trust.

•	Lashley Family 2012 Trust, a New Jersey irrevocable trust.

•	Beth R. Lashley, Trustee, Lashley Family 2011 Trust.

•	Dr. Robin Lashley as an individual.

•	Albernet OU, an Estonian company (“Albernet”).

•	Irving A. Smokler, principal of Albernet.

CUSIP No. 404172108	Page 18 of 27 Pages

The joint filing agreement of the PL Capital Group is attached as Exhibit 1 to the eleventh amendment of the initial Schedule 13D, as filed with the Securities and Exchange Commission on February 6, 2015.

(a)-(c)              This statement is filed by Mr. John Palmer and Mr. Richard Lashley, with respect to the shares of Common Stock beneficially owned by them, as follows:

(1)	shares of Common Stock held in the name of Financial Edge Fund, Financial Edge Strategic, Focused Fund and Albernet, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of PL Capital, the General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund and advisor to Albernet.

(2)	shares of Common Stock held in the name of Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL LP, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of PL Capital Advisors, the investment advisor to Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL LP.

(3)	shares of Common Stock held in the name of Goodbody/PL LP, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of Goodbody/PL LLC, the General Partner of Goodbody/PL LP.

(4)	shares of Common Stock held by Mr. Palmer as an individual, including in his IRA.

(5)	shares of Common Stock held by Mr. Lashley: (A) as an individual, including in his IRA; (B) a holder of certain discretionary authority over an account held by his sister Dr. Robin Lashley; and (C) as trustee of the Lashley Family 2012 Trust.

This statement is filed by Dr. Irving Smokler with respect to the shares of Common Stock beneficially owned by Albernet.

The business address of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, PL Capital Advisors, Goodbody/PL LP, Goodbody/PL LLC, Mr. Palmer, Mr. Lashley and Dr. Robin Lashley is:  c/o PL Capital, 47 East Chicago Avenue, Suite 328, Naperville, Illinois 60540.  Each of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, PL Capital Advisors, Goodbody/PL LP and Goodbody/PL LLC are engaged in various interests, including investments.

The principal employment of Messrs. Palmer and Lashley is investment management with each of PL Capital, PL Capital Advisors and Goodbody/PL LLC, whose principal business is investments.

 The business address of the Lashley Family 2011 Trust, Lashley Family 2012 Trust and Beth Lashley, Trustee is 2 Trinity Place, Warren, NJ 07059.  The Lashley Family 2011 Trust and Lashley Family 2012 Trust are engaged in various interests, including investments. Beth Lashley is a former certified public accountant who is retired.

Dr. Robin Lashley is a former college professor who is now retired.

The business address of Albernet and Dr. Irving Smokler is c/o of Maple Leaf Properties, 980 N. Federal Highway, Suite 307, Boca Raton, FL   33432.  Albernet is engaged in various investment activities.

The principal employment of Dr. Smokler is as a partner of Maple Leaf Properties, a Michigan co-general partnership, a real estate investment firm with a principal address of 980 N. Federal Highway, Suite 307, Boca Raton, FL   33432.

(d)            During the past five years, no member of the PL Capital Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 404172108	Page 19 of 27 Pages

(e)            During the past five years, no member of the PL Capital Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)            All of the individuals who are members of the PL Capital Group are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.	Purpose of Transaction

This is the twelfth amendment to the PL Capital Group’s initial Schedule 13D filing.

This amendment is being filed to disclose the PL Capital Group exchanged all shares in the Company for $19.50 cash per share in connection with the Company’s acquisition by Great Western Bancorp, Inc.

On December 13, 2011, the Company held its annual shareholder meeting, and Mr. Palmer was elected to the Company’s Board of Directors.  The final vote count for the meeting, which was certified on December 19, 2011, showed that John Palmer received approximately 84% of the total votes cast and approximately 71% of the total shares outstanding.

On November 3, 2011, the PL Capital Group received a letter from the Chairman of the Company’s Board of Directors offering to expand the size of the Board and appoint Mr. Palmer as a director.  A copy of the letter is attached as Exhibit 17 to Amendment No. 8 to the Schedule 13D.  On November 7, 2011, the PL Capital Group responded to the November 3 letter and outlined the reasons it is compelled to reject the offer.  A copy of the letter is attached as Exhibit 18 to Amendment No. 8 to the Schedule 13D.

On October 11, 2011, the PL Capital Group sent a letter to the Company responding to a number of statements in soliciting material that the Company filed with the Securities and Exchange Commission on October 7, 2011, as well as the Company’s press release dated September 30, 2011.  A copy of the letter is attached as Exhibit 15 to Amendment No. 6 to the Schedule 13D.

On October 4, 2011, the PL Capital Group sent a letter to the Company requesting additional information about the Company’s statements in a press release dated September 30, 2011.  A copy of the letter is attached as Exhibit 13 to Amendment No. 6 to the Schedule 13D.  The Company responded in a letter dated October 7, 2011.  A copy of the letter is attached as Exhibit 14 to Amendment No. 6 to the Schedule 13D.

On September 16, 2011, the PL Capital Group sent a letter to the Company requesting that the Company delay the current search for a Chief Executive Officer, among other things.  A copy of the letter is attached as Exhibit 12 to Amendment No. 5 to the Schedule 13D.

On August 17, 2011, Mr. Lashley submitted notice to the Company of his intent to nominate two nominees for election as directors at the Company’s 2011 Annual Stockholder Meeting.  A copy of the nomination letter is attached as Exhibit 5 to Amendment No. 4 to the Schedule 13D.  On October 25, 2011, Mr. Lashley sent a letter to the Company indicating he would only solicit proxies for one of the nominees.  See Exhibit 16 attached to Amendment No. 7 to the Schedule 13D.

In connection with Mr. Lashley’s intent to nominate directors, Mr. Lashley submitted a stockholder demand for inspection of stockholder records to the company on August 18, 2011, a copy of which is attached as Exhibit 6 to Amendment No. 4 to the Schedule 13D.  The Company responded to the demand letter on August 25, 2011 to indicate that it would provide to the PL Capital Group the information it is entitled to examine under Delaware law.  See Exhibit 7 attached to Amendment No. 5 to the Schedule 13D.  The PL Capital Group and the Company then exchanged letters clarifying the information to be provided to the PL Capital Group and the cost of such information.  See Exhibit 8, Exhibit 9, Exhibit 10 and Exhibit 11 each attached to Amendment No. 5 to the Schedule 13D.  On November 8, 2011, Mr. Lashley transmitted a follow-up demand letter as of the record date.  A copy of the letter is attached as Exhibit 19 to Amendment No. 8 to the Schedule 13D.

CUSIP No. 404172108	Page 20 of 27 Pages

On January 8, 2010, the PL Capital Group sent a letter to the Board of Directors outlining concerns related to the Company’s compliance with the Standstill Agreement discussed below, a copy of which is attached as Exhibit 4 to Amendment No. 3 to the Schedule 13D.

On December 1, 2009, the PL Capital Group sent a letter to the Board of Directors outlining concerns related to the Company’s common stock offering, a copy of which was attached as Exhibit 3 to Amendment No. 2 to the Schedule 13D.

On August 26, 2009, the PL Capital Group entered into a Standstill Agreement (the “Agreement”) with HF Financial, a copy of which was attached as Exhibit 2 to Amendment No. 1 to the Schedule 13D.  The Agreement was entered into after HF Financial’s board of directors decided to adopt a majority voting policy, and the Agreement has now expired.

Members of the PL Capital Group may make further purchases of shares of Common Stock.  Members of the PL Capital Group may dispose of any or all the shares of Common Stock held by them.

To the extent the actions described herein may be deemed to constitute a “control purpose” with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the PL Capital Group has such a purpose.  Except as noted in this Amended Schedule 13D, no member of the PL Capital Group has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D.  Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Company

The PL Capital Group made transactions in the Common Stock within the past 60 days as noted below:

(A)            Financial Edge Fund

(a)-(b)            See cover page.

(c)            Financial Edge Fund has made no purchases or sales of Common Stock during the past 60 days. On May 16, 2016, 255,316 shares of Common Stock were exchanged for $19.50 cash per share.

(d)            Because Mr. Palmer and Mr. Lashley are the Managing Members of PL Capital, the general partner of Financial Edge Fund, they have the power to direct the affairs of Financial Edge Fund, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Fund.  Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with Financial Edge Fund with regard to those shares of Common Stock.

(B)            Financial Edge Strategic

(a)-(b)            See cover page.

(c)            Financial Edge Strategic has made no purchases or sales of Common Stock during the past 60 days. On May 16, 2016, 93,588 shares of Common Stock were exchanged for $19.50 cash per share.

(d)            Because Mr. Palmer and Mr. Lashley are the Managing Members of PL Capital, the general partner of Financial Edge Strategic, they have the power to direct the affairs of Financial Edge Strategic, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Strategic.  Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with Financial Edge Strategic with regard to those shares of Common Stock.

CUSIP No. 404172108	Page 21 of 27 Pages

(C)            Goodbody/PL LP

(a)-(b)            See cover page.

(c)	Goodbody/PL LP has made no purchases or sales of Common Stock during the past 60 days. On May 16, 2016, 71,727 shares of Common Stock were exchanged for $19.50 cash per share.

(d)            Goodbody/PL LLC is the general partner of Goodbody/PL LP.  Because Mr. Palmer and Mr. Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LP.  Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and dispositive power with regard to the shares of Common Stock held by Goodbody/PL LP.

(D)            Focused Fund

(a)-(b)            See cover page.

(c)            Focused Fund has made no purchases or sales of Common Stock during the past 60 days. On May 16, 2016, 169,344 shares of Common Stock were exchanged for $19.50 cash per share.

(d)            PL Capital is the general partner of Focused Fund.  Because Mr. Palmer and Mr. Lashley are the Managing Members of PL Capital, they have the power to direct the affairs of PL Capital.  Therefore, PL Capital may be deemed to share with Messrs. Palmer and Lashley voting and dispositive power with regard to the shares of Common Stock held by PL Capital.

(E)            PL Capital

(a)-(b)            See cover page.

(c)            PL Capital has made no purchases or sales of Common Stock directly.

(d)            PL Capital is the general partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund.  PL Capital is the investment adviser to Albernet.  Because Mr. Palmer and Mr. Lashley are the Managing Members of PL Capital, they have the power to direct the affairs of PL Capital.  Therefore, PL Capital may be deemed to share with Mr. Palmer and Mr. Lashley voting and dispositive power with regard to the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic, Focused Fund and Albernet.

(F)            PL Capital Advisors

(a)-(b)            See cover page.

(c)            PL Capital Advisors has made no purchases or sales of Common Stock directly.

(d)            PL Capital Advisors is the investment advisor to Financial Edge Fund, Financial Edge Strategic, Goodbody/PL LP and Focused Fund.  Because Mr. Palmer and Mr. Lashley are the Managing Members of PL Capital Advisors, they have the power to direct the affairs of PL Capital Advisors.  Therefore, PL Capital Advisors may be deemed to share with Mr. Palmer and Mr. Lashley voting and dispositive power with regard to the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic, Goodbody/PL LP, and Focused Fund.

(G)            Goodbody/PL LLC

(a)-(b)            See cover page.

CUSIP No. 404172108	Page 22 of 27 Pages

(c)            Goodbody/PL LLC has made no purchases or sales of Common Stock directly.

(d)            Goodbody/PL LLC is the general partner of Goodbody/PL LP.  Because Mr. Palmer and Mr. Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LLC.  Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and dispositive power with regard to the shares of Common Stock held by Goodbody/PL LP.

(H)            John W. Palmer

(a)-(b)            See cover page.

(c)            Mr. Palmer has made no purchases or sales during the past 60 days. On May 16, 2016, 8,274 shares of Common Stock were exchanged for $19.50 cash per share.

(I)            Richard J. Lashley

(a)-(b)            See cover page.

(c)            Mr. Lashley has made no purchases or sales during the past 60 days. On May 16, 2016,  5,829 shares of Common Stock were exchanged for $19.50 cash per share.

(J)            Lashley Family 2012 Trust

(a)-(b)            See cover page.

(c)            Lashley Family 2012 Trust did not purchase or sell shares of Common Stock during the past 60 days.   On May 16, 2016, 1,000 shares of Common Stock were exchanged for $19.50 cash per share.

(K)            Lashley Family 2011 Trust

(a)-(b)            See cover page.

(c)            Lashley Family 2011 Trust did not purchase or sell shares of Common Stock during the past 60 days.  On May 16, 2016, 1,500 shares of Common Stock were exchanged for $19.50 cash per share.

(L)	Beth R. Lashley, Trustee, Lashley Family 2011 Trust

(a)-(b)            See cover page.

(c)	Lashley Family 2011 Trust did not purchase or sell shares of Common Stock during the past 60 days.

(d)            Beth Lashley is the Trustee of the Lashley Family 2011 Trust and may be deemed to share with the Lashley Family 2011 Trust the power of voting and disposition with regard to the shares of Common Stock held by the Lashley Family 2011 Trust.

(M)             Dr. Robin Lashley

(a)-(b)            See cover page.

CUSIP No. 404172108	Page 23 of 27 Pages

(c)            Dr. Lashley has made no purchases or sales during the past 60 days. On May 16, 2016, 2,000 shares of Common Stock were exchanged for $19.50 cash per share.

(N)            Dr. Irving A. Smokler

(a)-(b)            See cover page.

(c)            Dr. Smokler has made no purchases or sales of Common Stock directly.

(d)            Dr. Irving Smokler is deemed to share voting and dispositive power with regard to the shares of Common Stock held by Albernet.

(O)            Albernet

(a)-(b)            See cover page.

(c)            Albernet has made no purchases or sales during the past 60 days. On May 16, 2016, 4,000 shares of Common Stock were exchanged for $19.50 cash per share.

(d)            Dr. Irving Smokler is deemed to share voting and dispositive power with regard to the shares of Common Stock held by Albernet.  PL Capital is the investment adviser to Albernet.  Because Mr. Palmer and Mr. Lashley are the Managing Members of PL Capital, they have the power to direct the affairs of PL Capital.  Therefore, PL Capital and Mr. Palmer and Mr. Lashley may be deemed to share voting and dispositive power with regard to the shares of Common Stock held by Albernet.

Item 6.                     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

With respect to Financial Edge Fund, Financial Edge Strategic, Focused Fund and Albernet:  PL Capital and/or PL Capital Advisors are entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital.  With respect to Goodbody/PL LP:  Goodbody/PL LLC and/or PL Capital Advisors are entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital.

Other than the foregoing agreements and arrangements, and the Joint Filing Agreement filed as Exhibit 1 to the eleventh amendment to the initial Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company.

CUSIP No. 404172108	Page 24 of 27 Pages

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

1	Joint Filing Agreement*

2	Standstill Agreement, dated August 26, 2009.*

3	Letter from PL Capital to Board of Directors dated December 1, 2009.*

4	Letter from PL Capital to Board of Directors dated January 8, 2009.*

5	Notice of Intent to Nominate Directors from Richard J. Lashley to Secretary of the Company dated August 17, 2011.*

6	Stockholder Demand for Inspection of Stockholder Records from Richard J. Lashley to Secretary of the Company dated August 18, 2011.*

7	Letter from Secretary of the Company to Richard J. Lashley dated August 25, 2011.*

8	Letter from Richard J. Lashley to Secretary of the Company dated August 30, 2011.*

9	Letter from Secretary of the Company to Richard J. Lashley dated September 6, 2011.*

10	Correspondence via e-mail from Richard J. Lashley to Secretary of the Company dated September 6, 2011. *

11	Letter from Secretary of the Company to Richard J. Lashley dated September 8, 2011.*

12	Letter from Richard J. Lashley and John W. Palmer to the Board of Directors of the Company dated September 16, 2011.*

13	Letter from Richard J. Lashley to the Board of Directors of the Company dated October 4, 2011.*

14	Letter to Richard J. Lashley from the Board of Directors of the Company dated October 7, 2011.*

15	Letter from Richard J. Lashley and John W. Palmer to the Board of Directors of the Company dated October 11, 2011.*

16	Letter from Richard J. Lashley to the Secretary of the Company dated October 25, 2011.*

17	Letter from Chairman of the Company’s Board of Directors dated November 3, 2011.*

18	Letter from Richard J. Lashley to the Chairman of the Board of Directors dated November 7, 2011.*

19	Letter from Richard J. Lashley to the Secretary of the Company dated November 7, 2011, transmitted on November 8, 2011.*
_____________________
* Filed previously.

CUSIP No. 404172108	Page 25 of 27 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:            May 19, 2016

FINANCIAL EDGE FUND, L.P. By: PL CAPITAL, LLC General Partner By: /s/ John W. Palmer John W. Palmer Managing Member	By: /s/ Richard J. Lashley Richard J. Lashley Managing Member
FINANCIAL EDGE-STRATEGIC FUND, L.P. By: PL CAPITAL, LLC General Partner By: /s/ John W. Palmer John W. Palmer Managing Member	By: /s/ Richard J. Lashley Richard J. Lashley Managing Member
PL CAPITAL/FOCUSED FUND, L.P. By: PL CAPITAL, LLC General Partner By: /s/ John W. Palmer John W. Palmer Managing Member	By: /s/ Richard J. Lashley Richard J. Lashley Managing Member

CUSIP No. 404172108	Page 26 of 27 Pages

GOODBODY/PL CAPITAL, L.P. By: GOODBODY/PL CAPITAL, LLC General Partner By: /s/ John W. Palmer John W. Palmer Managing Member	By: /s/ Richard J. Lashley Richard J. Lashley Managing Member
GOODBODY/PL CAPITAL, LLC By: /s/ John W. Palmer John W. Palmer Managing Member	By: /s/ Richard J. Lashley Richard J. Lashley Managing Member
PL CAPITAL, LLC By: /s/ John W. Palmer John W. Palmer Managing Member	By: /s/ Richard J. Lashley Richard J. Lashley Managing Member
PL CAPITAL ADVISORS, LLC By: /s/ John W. Palmer John W. Palmer Managing Member	By: /s/ Richard J. Lashley Richard J. Lashley Managing Member
ALBERNET OU By: /s/ Irving A. Smokler Irving A. Smokler Principal

CUSIP No. 404172108	Page 27 of 27 Pages

LASHLEY FAMILY 2011 TRUST By: /s/ Beth R. Lashley Beth R. Lashley Trustee
LASHLEY FAMILY 2012 TRUST By: /s/ Richard J. Lashley Richard J. Lashley Trustee

By: /s/ John W. Palmer John W. Palmer
By: /s/ Richard J. Lashley Richard J. Lashley
By: /s/ Robin Lashley Robin Lashley
By: /s/ Irving A. Smokler Irving A. Smokler